Evan J. Smith
BRODSKY & SMITH, LLC
240 Mineola Boulevard
First Floor
Mineola, NY 11501
Telephone: 516.741.4977
Facsimile: 516.741.0626
esmith@brodskysmith.com

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

JOHN SALERNO, Plaintiff, v. SUPPORT.COM, INC., JOSHUA E. SCHECHTER, LANCE ROSENZWEIG, RICHARD BLOOM, BRIAN J. KELLEY, BRADLEY L. RADOFF. GREENIDGE GENERATION HOLDINGS INC., and GGH MERGER SUB, INC. Defendants.	Case No.: COMPLAINT FOR: (1) Breach of Fiduciary Duties (2) Aiding and Abetting Breach of Fiduciary Duties (3) Violation of § 14 (a) of the Securities Exchange Act of 1934 (4) Violation of § 20(a) of the Securities Exchange Act of 1934 DEMAND FOR JURY TRIAL

Plaintiff, John Salerno ("Plaintiff"), by and through his attorneys, alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this action against Support.com, Inc. ("Support.com" or the "Company"), and the Company's Board of Directors (the "Board" or the "Individual Defendants") for breaches of fiduciary duty as a result of efforts to sell the Company to Greenidge Generation Holdings Inc. ("Parent" or "Greenidge"), and GGH Merger Sub, Inc. ("Merger Sub," and together with Support.com, the Board, and Greenidge, the "Defendants") as a result of an unfair process

for an unfair price, and to enjoin an upcoming stockholder vote on an all-stock proposed transaction (the "Proposed Transaction").

2. The terms of the Proposed Transaction were memorialized in a March 22, 2021, filing with the Securities and Exchange Commission ("SEC") on Form 8-K attaching the definitive Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, Support.com will become an indirect wholly-owned subsidiary of Parent, a subsidiary of the Greenidge. Support.com public stockholders will receive, in exchange for each share of Support.com common stock they own, 0.124 shares of Greenidge Class A common stock. Based on the exchange ratio formula in the Merger Agreement and assuming ~24.203 million shares of Support.com, representing an estimate of fully-diluted shares outstanding using Support.com's closing share price of $2.14 on March 19, 2021, Plaintiff and the other public stockholders of the Company will own approximately 8% of Greenidge's outstanding common stock.

3. However, despite this description, it is in fact impossible to glean from the any publicly released documentation related to the Proposed Transaction, an estimate of the value, in U.S. Dollars, of the consideration that Plaintiff in his capacity as a stockholder of Support.com is set to receive.

4. Thereafter, on May 4, 2021, Greenidge filed a Registration Statement on Form S-4 (the "Registration Statement") with the SEC in support of the Proposed Transaction.

5. Plaintiff alleges that the Individual Defendants (defined herein) have breached their fiduciary duties by agreeing to the Proposed Transaction based on a flawed process which will result in inadequate compensation for Plaintiff in his capacity as a Company stockholder. As such, Plaintiff is entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the transaction is consummated.

6. Pursuant to the terms of the Proposed Transaction, on a pro forma basis upon the closing of the Merger and the closing of anticipated financing, the current Support.com

stockholders, including Plaintiff, will only own collectively only approximately 8% of the combined company, with Greenidge's current stockholders and new investors will own approximately 92% of the combined company (on a fully diluted basis), subject to the adjustments set forth in the Proposed Transaction.

7. In addition, the Proposed Transaction is unfair and undervalued for a number of reasons. Significantly, the Registration Statement describes an insufficient sales process in which the only end goal was a sale to Greenidge.

8. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, *inter alia*, (i) agreeing to sell Support.com without first taking steps to ensure that Plaintiff as a public stockholder of Support.com would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or Greenidge without regard for Plaintiff in his capacity as a Support.com public stockholder. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Plaintiff.

9. Next, it appears as though the Board has entered into the Proposed Transaction to procure for themselves and senior management of the Company significant and immediate benefits with no thought to the Company's public stockholders such as Plaintiff. For instance, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, Company Board Members and executive officers will be able to exchange all Company equity awards for the merger consideration.

10. In violation of the Exchange Act and in further violation of their fiduciary duties, Defendants caused to be filed the materially deficient Registration Statement on May 4, 2021 with

the SEC in an effort to solicit stockholders, including Plaintiff, to vote their Support.com shares in favor of the Proposed Transaction. The Registration Statement is materially deficient, deprives Plaintiff of the information necessary to make an intelligent, informed and rational decision of whether to vote in favor of the Proposed Transaction, and is thus in breach of the Defendants' fiduciary duties. As detailed below, the Registration Statement omits and/or misrepresents material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the financial projections for Support.com and Greenidge, provided by Support.com to the Company's financial advisor BTIG, LLC ("BTIG"); and (c) the data and inputs underlying the financial valuation analyses, if any, that purport to support the fairness opinions created by BTIG and provided to the Company and the Board.

11. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Plaintiff.

12. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff. This action seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the breaches of fiduciary duties by Defendants.

PARTIES

13. Plaintiff is a citizen of California and, at all times relevant hereto, has been a Support.com stockholder.

14. Defendant Support.com is a leading provider of customer and technical support solutions delivered by home-based employees. Support.com is incorporated under the laws of the State of Delaware and has its principal place of business at 1521 Concord Pike (US 202), Suite 301, Wilmington, DE 19803. Shares of Support.com common stock are traded on the NasdaqGS under the symbol "SPRT."

15. Defendant Joshua E. Schechter ("Schechter") has been a Director of the Company at all relevant times. In addition, Schechter serves as the Company's Chairman of the Board.

16. Defendant Lance Rosenzweig ("Rosenzweig") has been a director of the Company at all relevant times. In addition, Rosenzweig serves and the Company's Chief Executive Officer ("CEO") and President.

17. Defendant Richard Bloom ("Bloom") has been a director of the Company at all relevant times.

18. Defendant Brian J. Kelley ("Kelley") has been a director of the Company at all relevant times.

19. Defendant Bradley L. Radoff ("Radoff") has been a director of the Company at all relevant times.

20. Defendants identified in ¶¶ 15 - 19 are collectively referred to as the "Individual Defendants."

21. Defendant Greenidge is a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York.

22. Defendant Merger Sub is a wholly owned subsidiary of Parent created to effectuate the Proposed Transaction.

JURISDICTION AND VENUE

23. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(a) and Section 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have. The Court has supplemental jurisdiction over any claims arising under state law pursuant to 28 U.S.C. § 1367.

24. Personal jurisdiction exists over each defendant because the Company maintains its principal place of business in this district, the defendants conduct business in or maintain operations in this District, or is an individual who is either present in this District for jurisdictional

purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

25. Venue is proper in this District pursuant to 28 U.S.C. § 1391, because each of the Individual Defendants, as Company officers or directors, has extensive contacts within this District and Support.com stock is traded on the NasdaqGS Exchange which is located in this District.

THE INDIVIDUAL DEFENDANTS' FIDUCAIRY DUTIES

26. By reason of the Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Support.com and owe the Company the duties of due care, loyalty, and good faith.

27. By virtue of their positions as directors and/or officers of Support.com, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Support.com to engage in the practices complained of herein.

28. Each of the Individual Defendants are required to act with due care, loyalty, good faith and in the best interests of the Company. To diligently comply with these duties, directors of a corporation must:

a. act with the requisite diligence and due care that is reasonable under the circumstances;

b. act in the best interest of the Company;

c. use reasonable means to obtain material information relating to a given action or decision;

d. refrain from acts involving conflicts of interest between the fulfillment of their roles in the Company and the fulfillment of any other roles or their personal affairs;

e. avoid competing against the company or exploiting any business opportunities of the company for their own benefit, or the benefit of others; and

f. disclose to the Company all information and documents relating to the company's affairs that they received by virtue of their positions in the Company.

29. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Support.com, are obligated to refrain from:

a. participating in any transaction where the directors' or officers' loyalties are divided;

b. participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company or its public stockholders; and/or

c. unjustly enriching themselves at the expense or to the detriment of the Company or its stockholders.

30. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Support.com, Plaintiff and the other public stockholders of Support.com, including their duties of loyalty, good faith, and due care.

31. As a result of the Individual Defendants' divided loyalties, Plaintiff will not receive adequate, fair or maximum value for his Support.com common stock in the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

Company Background

32. Support.com provides customer support services, end user software, and cloud-based software primarily in the United States. The company offers turnkey and outsourced support services for service providers, retailers, original equipment manufacturers (OEMs), warranty providers, Internet of Things solution providers, and other technology companies. Its customer support services programs include pre-purchased concierge advice, device set-up and troubleshooting, inter-operability problem resolution, and virus and malware removal, wireless network set-up, and home security and automation system onboarding and support designed for

consumer, and small and medium business markets. The Company also provides Support.com Cloud, a software-as-a-service solution for companies to optimize support interactions with their customers using their own or third party support personnel, as well as enables companies to resolve complex technology issues for their customers, provide ease of use for customer self-service, and enhance the customer experience. In addition, it offers end-user software products, including SUPERAntiSpyware for malware protection and removal. The company provides its technology support services through partners. Support.com, Inc. was founded in 1997 and is headquartered in Wilmington, DE.

33. In its most recent financial performance press release before the announcement of the Proposed Transaction, the Company indicated a decision to change the direction of the business while reporting revenues of $10.3 million with a gross margin of 30%.

34. Speaking on the new and promising direction of the Company, Defendant CEO Rosenzweig commented in the December 3, 2020 Press Release, "'Q3, 2020 was a quarter of accomplishments for us as Support.com embarked on our transition from a consumer-focused to an enterprise-focused company, with global delivery capabilities on our homesourcing platform. We are assembling a world-class team that will help the company execute on the substantial opportunity in front of us in the large and growing outsourced CRM industry, through on-demand, globally scalable home-based experts located anywhere. As we look to 2021, we will focus relentlessly on building a global homesourcing organization and value-added partnerships with our clients. We will drive toward expanding relationships with existing clients and diversifying our revenue mix by adding new clients in verticals such as healthcare, financial services, next-gen retail, and media and communications. Our sales pipeline is growing, and we are excited and optimistic at our opportunities ahead.'"

35. The sustained financials, growing sales pipeline, and promising business plan are not an anomaly, but rather, are indicative of a trend of continued success and future potential success by Support.com. Clearly, the Company is likely to have tremendous future success and

should command a much higher consideration than the amount contained within the Proposed Transaction.

36. Despite this potential, the Individual Defendants have caused Support.com to enter into the Proposed Transaction for insufficient consideration.

The Flawed Sales Process

37. As detailed in the Registration Statement, the process deployed by the Individual Defendants was flawed and inadequate, was conducted out of the self-interest of the Individual Defendants, and was designed with only one concern in mind – to effectuate a sale of the Company to Greenidge.

38. Notably, the Company failed to conduct a sufficient market check for potentially interested third parties. In fact, the Registration Statement indicates that the Board only considered four potentially interested counterparties and does not indicate if any other outreach to find more potentially interested third parties was conducted at all.

39. Next, the Registration Statement fails to indicate if a committee of disinterested directors was created to run the sales process.

40. In addition, the Registration Statement is also unclear as to the existence or nature of any non-disclosure agreement entered into between Support.com and any potentially interested third party, including Greenidge, as part of the sales process, and if the terms of any such agreements differed from one another, including any "don't-ask, don't-waive" provisions or standstill provisions, and if so, the specific differences therein including differences in the conditions, if any, under which such provisions would fall away.

41. It is not surprising, given this background to the overall sales process, that it was conducted in a completely inappropriate and misleading manner.

The Proposed Transaction

42. On March 22, 2021, Greenidge and Support.com issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

Dresden, New York and Los Angeles, California — March 22, 2021 /xx Newswire/ —

Greenidge Generation Holdings Inc. ("Greenidge" or the "Company"), a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York, today announced it expects to become a Nasdaq listed company through a merger with Support.com (NASDAQ: SPRT). The companies have signed a definitive agreement to merge in a stock-for-stock transaction, subject to Support.com shareholder approval and other customary closing conditions. Upon closing of the proposed transaction, Support.com will become a wholly-owned subsidiary of Greenidge, which is expected to be listed on Nasdaq. Greenidge's environmentally-sound 106 MW natural gas plant currently powers 19 MW of mining capacity, which is expected to more than double to 41 MW by the end of Q2 2021 and reach 85 MW by the end of 2022. Greenidge is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation and plans to replicate its vertically integrated mining model at other power sites and expects to achieve at least 500 MW of mining capacity by 2025. Support.com remains a leader in customer and technical support solutions delivered by home-based employees.

Greenidge's integrated business model delivers significant competitive advantages compared to bitcoin mining peers. Greenidge owns its power generation assets and operates its own mining equipment, unlike most other bitcoin miners. This allows Greenidge to operate without relying on highly variable third-party power purchase and hosting agreements that are subject to renegotiation or other cost volatility. The Company also boasts low fixed costs shared between its power generation and bitcoin mining operations. In addition, Greenidge's Upstate New York location provides access to some of the lowest-cost natural gas in North America, resulting in an average mining power cost of approximately $22/MWh3. For the twelve months ended February 28, 2021, Greenidge mined 1,186 bitcoins at a net variable cost of approximately $2,869 per bitcoin. Greenidge is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation.

"This merger is an important next step for Greenidge as we build upon our existing, integrated and proven platform for bitcoin mining and generation of lower carbon affordable power," said Greenidge's CEO Jeff Kirt. "The transaction is a validation of our transformational journey, our proprietary relationships and our industry expertise. It will allow for public market growth capital to propel Greenidge as we look to replicate the business model, which we have successfully executed in Upstate New York, in other locations. With our proven track record and investment both from funds sponsored and managed by Atlas Holdings LLC and major institutional investors, Greenidge is uniquely positioned to capitalize on future growth opportunities."

"We are extremely pleased to have reached this agreement to merge with Greenidge," said Lance Rosenzweig, President and Chief Executive Officer of Support.com. "This transaction will build upon Greenidge's successful business by providing them with additional cash funding and a public currency to fund their growth plans, as well as important new capabilities including customer interface, security software, and privacy expertise. As Greenidge looks to scale and seize new opportunities for growth, we are their ideal partner. In addition, the transaction represents a significant value proposition for our shareholders by providing them with enhanced liquidity and the opportunity to participate in the growth of what we believe will be a successful competitor in the rapidly evolving domestic bitcoin mining space."

Additional Transaction Details

Upon completion of the merger, stockholders and optionholders of Support.com will collectively own approximately 8% of Greenidge's outstanding Class A common stock. The Merger Agreement specifies that approximately 5% of Greenidge common stock will be paid to Support.com shareholders in consideration for the Support.com operating and other assets, and approximately 3% will be paid in consideration for the estimated $33 million of cash expected to be on Support.com's balance sheet at Closing using a formula set forth in the merger agreement. Based on Support.com's closing share price on March 19, 2020, Support.com stockholders would receive approximately 0.124 shares of Class A common stock of Greenidge for each share of Support.com.

Greenidge's Class A common stock will have the right to one vote per share in any matters on which Greenidge shareholders are entitled to vote generally. Existing Greenidge shareholders will continue to own Class B common stock with ten votes per share in any matters on which Greenidge shareholders are entitled to vote generally. Shares of Class B common stock will automatically convert to Class A common stock as a result of certain events including, but not limited to, any sale of such shares of Class B common stock or upon the fifth anniversary of registration of the Class A common stock.

Greenidge will benefit from the additional cash on the balance sheet of Support.com at the Closing which is currently expected to be at least $33 million. The merger is conditioned upon Support.com having at least $28 million in cash on its balance sheet at closing. The Pro forma combined company is currently expected to have combined net cash of at least $70 million.

As a condition to Greenidge's entry into the merger agreement, 210 Capital, LLC acquired approximately 3.9 million shares of Support.com in a private placement. In addition, in connection with the merger agreement, 210 Capital LLC and certain other Support.com shareholders, who together with 210 Capital LLC hold approximately 30% of the outstanding voting stock of Support.com, entered into an

> agreement with Greenidge to vote such stock in favor of the merger. Following the private placement, Support.com has approximately 23.6 million shares outstanding.
>
> The parties expect that the merger will be completed in Q3 2021.
>
> Management and Board of Directors
>
> Upon completion of the merger, Greenidge's CEO Jeff Kirt will lead the combined company as CEO. Support.com's CEO, Lance Rosenzweig, will remain in his position as CEO of the existing Support.com business, which will continue to operate in the ordinary course as a wholly-owned subsidiary of Greenidge. Dale Irwin, CEO of Greenidge Generation LLC, will continue to run the Company's power plant and mining operations in Upstate New York. There will be no changes to Greenidge's Board of Directors resulting from the transaction.
>
> Greenidge is majority owned by private investment funds managed by Atlas FRM LLC d/b/a Atlas Holdings LLC ("Atlas"), a private equity firm with more than $3 billion of assets under management and prior experience with sponsored vehicles owning interests in and operating more than 1,000 MW of power generation assets in the US. Atlas is a proven business builder in all types of industrial settings. Atlas' leadership is a critical component of the Company's growth story.

The Inadequate Merger Consideration

43. Significantly, the Company's financial prospects and opportunities for future growth establish the inadequacy of the merger consideration, as well as it significantly undervalues the Company by diluting the stockholders' future interest in the surviving company. Moreover, the merger consideration does not adequately take into consideration the probable and predicted financial success of Greenidge.

44. First, it is impossible to glean from the Registration Statement, Merger Agreement, Merger Announcement, or any other documentation related to the Proposed Transaction, the actual value of the consideration that Plaintiff or other public stockholders of Support.com will receive. Notably, it appears that, given the structure of the Merger Agreement, Plaintiff and other stockholders of the Company are simply seeing their interest diluted significantly as the Company stockholders are receiving stock amounting to only 8% of Greenidge, a private entity with no valuation data available or provided.

45. The proposed valuation does not adequately reflect the intrinsic value of the Company. Moreover, the valuation does not adequately take into consideration the Company's potential financial success given its growing sales pipeline and new business direction.

46. According to the Investor Call for the Proposed Transaction ran by Greenidge, the company is confident in its product, as Tim Fazio, Chairman of Greenidge, said "'Greenidge is an environmentally sound 106MW natural gas power plant that currently powers 19MW of bitcoin mining capacity. Our flagship facility is located in upstate New York on Seneca Lake. We expect to more than double our bitcoin mining capacity at this location to 41MW by July 2021 with equipment that we have already purchased, and we expect to reach at least 85MW by the end of 2022. We then expect to replicate our vertically integrated mining model and other power sites with the goal of achieving at least 500MW of mining capacity by 2025. For Support.com, it's going to be business as usual for its valued employees and customers. Lance will continue to run and lead the business and it will remain a leader in customer and technical support solutions delivered by home based employees. Greenidge has a proven business model. Unlike many other high growth companies, it was already profitable in 2020 and we expected it to be very profitable in 2021. At a material discount the current bitcoin mining economics we expect to generate more than $50M in EBITDA in 2021.'"

47. Notably, a March 22, 2021 *Real Money* article on the Proposed Transaction, noted the Company's dilution, "Greenidge appears to have a lot going for it. Over the past year, it mined 1,186 BTC (bitcoin) at an average price of $2,869. Based on those costs and current prices, that's a net of $64.4 million, more than SPRT's gross revenue in 2019 and over the past 12 months. The sub $3,000 mining costs is eye-catching as well. Mining power at $22/MWh3 puts it under Marathon Digital Holdings (MARA) cost of $28/MWH3. Greenidge is being powered by its own natural gas plant. Owning your own power supply and running on green energy is where the industry needs to move if it wants to avoid additional banning like we are seeing in India. Power consumption is likely the major obstacle to true adoption of not only bitcoin but even NFTs (non-fungible tokens). Support.com will bring at least $28 million to the merger… An important

consideration, and this circles back to the importance of the reverse merger, is SPRT shareholders will only get 8% of the post-merger company. So, if you hear someone screaming about how cheap SPRT's market cap is around $150 million, remember you need to multiply that by 12.5 to determine the post-merger value with Greenidge. Currently, we're looking at a market cap between $1.75 billion and $2 billion based on the early morning trade.'"

48. *Bitcoin.com*'s March 22, 2021 article on the Proposed Transaction covers Greenidge and its promise, "Last year in March, Bitcoin.com reported on the company Greenidge Generation Holdings joining the bitcoin mining ecosystem, as it launched a fleet of mining rigs at the 65,000 square-foot natural gas utility plant in Dresden New York. Because Greenidge leverages the utility plant's natural gas as its native energy source the company developed a direct "behind-the-meter cryptocurrency mining operation." The following month, the gas power plant sold a fully compliant hashpower contract of 106 petahash to an undisclosed buyer as well… At the time of publication, Greenidge's power plant is a 106 MW gas plant with 19 MW dedicated to bitcoin mining. Greenidge is shooting toward 41 MW of capacity by Q2 2021 and 85 MW by the end of 2022… The Greenidge's Upstate New York company claims to offer the 'lowest-cost natural gas in North America.' The firm details that in 12 months the company's mining operation raked in '1,186 bitcoins at a net variable cost of approximately $2,869 per bitcoin.' The power plant and its upcoming listing prospects aim to bolster the company as the first 'U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation.'"

49. Greenidge's unique business strategy, the potential of Bitcoin, and Support.com are some of the reasons Greenidge's future is bright. Being publicly traded will add even more value to the merged company, allowing it to raise capital to develop and reduce debt. Unfortunately, Plaintiff will be highly diluted and not able to fairly take part in that success. It is apparent from these

statements and the facts set forth herein that this deal is designed to maximize benefits for Greenidge at the expense of Support.com and Plaintiff.

Preclusive Deal Mechanisms

50. The Merger Agreement contains certain provisions that unduly benefit the Greenidge by making an alternative transaction either prohibitively expensive or otherwise impossible. Notably, in the event of termination, the merger agreement requires Support.com to pay up to $3.5 million to the Greenidge and/or its affiliates, if the Merger Agreement is terminated under certain circumstances. Moreover, under one circumstance, Support.com must pay this termination fee even if it consummates any competing Superior Offer (as defined in the Merger Agreement) *within 12 months following the termination* of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

51. The Merger Agreement also contains a "No Solicitation" provision that restricts Support.com from considering alternative acquisition proposals by, *inter alia*, constraining Support.com's ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an unsolicited bona fide *"Acquisition Proposal"* if it constitutes or is reasonably calculated to lead to a "*Superior Offer*" as defined in the Merger Agreement.

52. Moreover, the Merger Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide to the Greenidge and/or its affiliates information in order to match any other offer, thus providing the Greenidge access to the unsolicited bidder's financial information and giving Parent the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of the Greenidge.

53. These provisions, individually and collectively, materially and improperly impede the Board's ability to fulfill its fiduciary duties with respect to fully and fairly investigating and pursuing other reasonable and more valuable proposals and alternatives in the best interests of the Company and Plaintiff.

54. Accordingly, the Company's true value is compromised by the consideration offered in the Proposed Transaction.

Potential Conflicts of Interest

55. The breakdown of the benefits of the deal indicates that Support.com insiders are the primary beneficiaries of the Proposed Transaction, not the Company's public stockholders such as Plaintiff. The Board and the Company's executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff as a public stockholder of Support.com.

56. Notably, Company insiders, currently own large, illiquid portions of Company stock that will be exchanged for the merger consideration upon the consummation of the Proposed Transaction, as indicated below. However, the Registration Statement fails to provide an accounting of the merger consideration they will be exchanged for upon the consummation of the Proposed Transaction.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Lance Rosenzweig, Chief Executive Officer, President and Director[2]	Common Stock	349,999	1.4%
Caroline Rook, Chief Financial Officer[3]	Common Stock	14,583	*
Christine Kowalczyk, Chief Operating Officer[4]	Common Stock	16,667	*
Joshua Schechter, Chairman of the Board	Common Stock	151,823	*
Richard Bloom, Director[5]	Common Stock	1,332,803	5.5%
Brian Kelley, Director	Common Stock	118,490	*
Bradley Radoff, Director[6][7]	Common Stock	1,712,030	7.1%
All officers and directors as a group (7 persons named above)	Common Stock	3,696,395	15.2%
Greenidge Generation Holdings Inc.[8]	Common Stock	7,489,350	31.1%
210 Capital, LLC[9]	Common Stock	3,909,871	16.2%
BLR Partners LP[7]	Common Stock	1,301,874	5.4%
Kershner Trading Americas, LLC[10]	Common Stock	1,240,957	5.2%

57. Moreover, upon the consummation of the Proposed Transaction, the Registration Statement indicates that each outstanding Company stock option, restricted share, or other equity award will be canceled and converted into the right to receive certain consideration as follows:

Name	Value of Vested Support Options ($)	Value of Accelerated Vesting of Support Options ($)	Value of Vested Support Awards ($)[1]	Total Value ($)
Executive Officers				
Lance Rosenzweig[2]	1,759,994	2,200,006	141,367	4,101,367
Caroline Rook[3]	112,289	272,711	—	385,000
Christine Kowalczyk[4]	112,500	247,500	—	360,000
Non-Employee Directors				
Joshua Schechter	—	—	141,367	141,367
Richard Bloom	—	—	141,367	141,367
Brian Kelley	—	—	141,367	141,367
Bradley Radoff	—	—	141,367	141,367

58. In addition, certain employment agreements with certain Support.com executives, entitle such executives to severance packages should their employment be terminated under certain circumstances. These 'golden parachute' packages are significant, and will grant each director or officer entitled to them millions of dollars, compensation not shared by Plaintiff and will be paid out as follows:

Named Executive Officer	Cash ($)[1]	Equity ($)[5]	Health Care Benefits ($)	Total ($)[10]
Lance Rosenzweig	591,123[2]	2,200,006[6]	30,000[9]	2,821,129
Caroline Rook	62,500[3]	272,711[7]	—	335,211
Christine Kowalczyk	62,500[4]	247,500[8]	—	310,000

59. The Registration Statement also fails to adequately disclose communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for Plaintiff to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company's stockholders.

60. Thus, while the Proposed Transaction is not in the best interests of Support.com, Plaintiff or Company stockholders, it will produce lucrative benefits for the Company's officers and directors.

The Materially Misleading and/or Incomplete Registration Statement

61. On May 4, 2021, Greenidge caused to be filed with the SEC a materially misleading and incomplete Registration Statement that, in violation their fiduciary duties, failed to provide Plaintiff in his capacity as a Company stockholder with material information and/or provides materially misleading information critical to the total mix of information available to Plaintiff concerning the financial and procedural fairness of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Sales Process leading up to the Proposed Transaction

62. Specifically, the Registration Statement fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Registration Statement fails to disclose:

a. A dollar value, precise or approximate, of the merger consideration being offered to Support.com stockholders as part of the Proposed Transaction;

b. The specific reasoning as to why no market check for potentially interested third parties was conducted by the Board or anyone on its behalf throughout the sales process;

c. The specific reasoning as to why no committee of disinterested directors was created to run the sales process;

d. Whether the confidentiality agreements entered into by the Company with Greenidge differed from any other unnamed confidentiality agreement entered into between the Company and potentially interested third parties, and if so, in what way;

e. All specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and

potentially interested third parties throughout the sales process, including Greenidge, if any such exists, would fall away; and

f. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of Plaintiff and Company stockholders.

Omissions and/or Material Misrepresentations Concerning Support.com's Financial Projections

63. The Registration Statement fails to provide material information concerning financial projections provided by Support.com management and relied upon by BTIG in its analyses. The Registration Statement discloses management-prepared financial projections for the Company which are materially misleading.

64. Notably the Registration Statement indicates that in creating its fairness opinion, BTIG reviewed, "reviewed and discussed with Support's management certain non-public projected financial and operating data relating to Support prepared and furnished to BTIG by management of Support".

65. As such, the Registration Statement should have, but fails to provide, certain information in the projections that Support.com management provided to the Board and BTIG. Courts have uniformly stated that "projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management's inside view of the company's prospects." *In re Netsmart Techs., Inc. S'holders Litig.*, 924 A.2d 171, 201-203 (Del. Ch. 2007).

66. With regard to the Support.com projections the Registration Statement fails to disclose material line items for the following metrics:

a. EBITDA, including the underlying metrics of earnings before interest, tax, excluding stock-based compensation and one-time charges; and

b. The specific inputs and assumptions utilized to determine an assumed tax rate of 30%.

67. The Registration Statement fails to disclose a reconciliation of all non-GAAP to GAAP metrics utilized in the Support.com projections.

68. This information is necessary to provide Plaintiff in his capacity as a Company stockholder a complete and accurate picture of the sales process and its fairness. Without this information, Plaintiff is not fully informed as to Defendants' actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

69. Without accurate projection data presented in the Registration Statement, Plaintiff is unable to properly evaluate the Company's true worth, the accuracy of BTIG's financial analyses, or make an informed decision whether to vote in favor of the Proposed Transaction. As such, the Board has breached their fiduciary duties by failing to include such information in the Registration Statement.

Omissions and/or Material Misrepresentations Concerning Greenidge's Financial Projections

70. The Registration Statement fails to provide material information concerning financial projections provided by Greenidge management and relied upon by BTIG in its analyses. The Registration Statement discloses management-prepared financial projections for the Company which are materially misleading.

71. Notably the Registration Statement indicates that in creating its fairness opinion, BTIG reviewed, "reviewed and discussed with the management of Greenidge certain non-public projected financial and operating data relating to Greenidge prepared and furnished to BTIG by the management of Greenidge".

72. As such, the Registration Statement should have, but fails to provide, certain information in the projections that Greenidge management provided to the Board and BTIG. Courts have uniformly stated that "projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management's inside view of the company's prospects." *In re Netsmart Techs., Inc. S'holders Litig.*, 924 A.2d 171, 201-203 (Del. Ch. 2007).

73. With regard to the Greenidge projections the Registration Statement fails to include material line items for the following metrics:

a. EBITDA, including the underlying metrics of earnings before interest, tax, depreciation and amortization, excluding stock-based compensation and one-time charges;

b. The specific inputs and assumptions utilized to determine an assumed tax rate of 28%;

c. Total Unlevered Free Cash Flow, including the underlying metrics of depreciation and amortization.

74. The Registration Statement fails to disclose a reconciliation of all non-GAAP to GAAP metrics utilized in the Support.com projections.

75. This information is necessary to provide Plaintiff in his capacity as a Company stockholder a complete and accurate picture of the sales process and its fairness. Without this information, Plaintiff is not fully informed as to Defendants' actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

76. Without accurate projection data presented in the Registration Statement, Plaintiff is unable to properly evaluate Greenidge's true worth, which is relevant considering the entirety of the merger consideration is composed of Greenidge stock, the accuracy of BTIG's financial analyses, or make an informed decision whether to vote in favor of the Proposed Transaction. As

such, the Board has breached their fiduciary duties by failing to include such information in the Registration Statement.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by BTIG

77. In the Registration Statement, BTIG describes its fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

78. With respect to the *Selected Public Companies Analysis* for Support.com, the Registration Statement fails to disclose:

a. The specific inputs and assumptions used to determine the utilized $54.9 million pro forma enterprise value of Support; and

b. The specific inputs and assumptions used to determine the utilized $1.1 billion pro forma enterprise value of the Combined Company.

79. With respect to the *Selected Precedent Transactions Analysis* for Support.com, the Registration Statement fails to disclose:

a. The specific date on which each transaction closed;

b. The specific inputs and assumptions used to determine the utilized $54.9 million pro forma enterprise value of Support; and

c. The specific inputs and assumptions used to determine the utilized $1.1 billion pro forma enterprise value of the Combined Company.

80. With respect to the *Discounted Cash Flow Analysis* for Support.com, the Registration Statement fails to disclose:

a. Support.com's illustrative terminal values in the year 2026;

b. The specific inputs and assumptions used to determine the utilized range of terminal multiples of 3.0x to 7.0x on projected calendar years 2021 to 2026 EBITDA;

c. The specific inputs and assumptions used to determine the utilized discount rate range of 9.1% to 17.1%;

d. The specific inputs and assumptions used to determine the utilized weighted average cost of capital of Support.com of 13%;

e. The specific inputs and assumptions used to determine the utilized 1.0% risk premium; and

f. The specific inputs and assumptions used to determine the utilized assumed tax rate of 29.8%.

81. With respect to the *Discounted Cash Flow Analysis* for Greenidge, the Registration Statement fails to disclose:

a. Greenidge's illustrative terminal values in the year 2026;

b. The specific inputs and assumptions used to determine the utilized range of terminal multiples of 15.0x to 25.0x on projected calendar years 2021 to 2026 EBITDA;

c. The specific inputs and assumptions used to determine the utilized discount rate range of 7.8% to 15.8%;

d. The specific inputs and assumptions used to determine the utilized weighted average cost of capital of Greenidge of 11.8%;

e. The specific inputs and assumptions used to determine the utilized 3.0% risk premium;

f. The specific inputs and assumptions used to determine the utilized assumed tax rate of 28%; and

g. Clarification regarding the paragraph referencing a sensitivity analysis – notably this paragraph appears to use the same variable rates as the normal Discounted Cash Flow analysis for Greenidge.

82. With respect to the *Pro Forma Analysis*, the Registration Statement fails to disclose the specific inputs and assumptions used to determine the utilized $1.1 billion pro forma enterprise value of the Combined Company.

83. These disclosures are critical for Plaintiff to be able to make an informed decision on whether to vote in favor of the Proposed Transaction.

84. Without the omitted information identified above, Plaintiff is missing critical information necessary to evaluate whether the proposed consideration truly maximizes his value and serves his interest as a stockholder. Moreover, without the key financial information and related disclosures, Plaintiff cannot gauge the reliability of the fairness opinion and the Board's determination that the Proposed Transaction is in his best interests as a public Support.com stockholder. As such, the Board has breached their fiduciary duties by failing to include such information in the Registration Statement.

FIRST COUNT

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

85. Plaintiff repeats all previous allegations as if set forth in full herein.

86. The Individual Defendants have violated their fiduciary duties of care, loyalty and good faith owed to Plaintiff.

87. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff of the true value of his investment in Support.com.

88. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to Plaintiff by entering into the Proposed Transaction through a flawed and unfair process and failing to meet

their obligations to make complete and accurate disclosures regarding this process and the data and analyses underlying the Proposed Transaction.

89. Indeed, the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiff all material information necessary for him to make an informed decision on whether to tender his shares in favor of the Proposed Transaction.

90. The Individual Defendants dominate and control the business and corporate affairs of Support.com, and are in possession of private corporate information concerning Support.com's assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and Plaintiff which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value without the disclosure of all proper material information.

91. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff.

92. As a result of the actions of the Individual Defendants, Plaintiff will suffer irreparable injury in that he has not and will be able to make an informed decision with respect to the Proposed Transaction.

93. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff, all to the irreparable harm of the Plaintiff.

94. Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff be fully protected from the immediate and irreparable injury which Defendants' actions threaten to inflict.

SECOND COUNT

Aiding and Abetting the Board's Breaches of Fiduciary Duty

<u>Against Defendant Support.com, Greenidge, and Merger Sub</u>

95. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

96. Defendant Support.com, Greenidge, and Merger Sub knowingly assisted the Individual Defendants' breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred.

97. As a result of this conduct, Plaintiff has been and will be damaged in that he has been and will be prevented from being able to make an informed decision with respect to the Proposed Transaction.

98. Plaintiff has no adequate remedy at law.

THIRD COUNT

Violations of Section 14(a) of the Exchange Act

(Against All Defendants)

99. Plaintiff repeats all previous allegations as if set forth in full herein.

100. Defendants have disseminated the Registration Statement with the intention of soliciting Plaintiff to vote his shares in favor of the Proposed Transaction.

101. Section 14(a) of the Exchange Act requires full and fair disclosure in connection with the Proposed Transaction. Specifically, Section 14(a) provides that:

> It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.

102. As such, SEC Rule 14a-9, 17 C.F.R. 240.14a-9, states the following:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any

material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

103. The Registration Statement was prepared in violation of Section 14(a) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the Registration Statement is materially misleading and omits material facts that are necessary to render them non-misleading

104. The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

105. The Individual Defendants were at least negligent in filing a Registration Statement that was materially misleading and/or omitted material facts necessary to make the Registration Statement not misleading.

106. The misrepresentations and omissions in the Registration Statement are material to Plaintiff, and Plaintiff will be deprived of this entitlement to decide whether to vote his shares in favor of the Proposed Transaction on the basis of complete information if such misrepresentations and omissions are not corrected prior to the stockholder vote regarding the Proposed Transaction.

FOURTH COUNT

Violations of Section 20(a) of the Exchange Act

(Against All Individual Defendants)

107. Plaintiff repeats all previous allegations as if set forth in full herein.

108. The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in

connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the Registration Statement was materially misleading to Plaintiff.

109. The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the Registration Statement and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the Registration Statement. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed the Registration Statement before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

110. The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of Support.com's business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company's stockholders, including Plaintiff, and that the Registration Statement was misleading. As a result, the Individual Defendants are responsible for the accuracy of the Registration Statement and are therefore responsible and liable for the misrepresentations contained herein.

111. The Individual Defendants acted as controlling persons of Support.com within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause Support.com to engage in the wrongful conduct complained of herein. The Individual Defendants controlled Support.com and all of its employees. As alleged above, Support.com is a primary violator of Section 14 of the Exchange Act and SEC Rule 14a-9. By reason of their conduct, the Individual Defendants are liable pursuant to section 20(a) of the Exchange Act.

WHEREFORE, Plaintiff demands injunctive relief, in his favor, and against the Defendants, as follows:

A. Enjoining the Proposed Transaction;

B. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff

C. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

D. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Support.com and obtain a transaction which is in the best interests of Support.com and its stockholders, including Plaintiff

E. Directing the Individual Defendants to exercise their fiduciary duties to disseminate a Registration Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

F. Directing defendants to account to Plaintiff for damages sustained because of the wrongs complained of herein.

G. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff's attorneys' and experts' fees; and

H. Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: May 21, 2021

BRODSKY & SMITH, LLC

By: ______________________________

Evan J. Smith
240 Mineola Boulevard
Mineola, NY 11501
Phone: (516) 741-4977
Facsimile (561) 741-0626

Counsel for Plaintiff